UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     or     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes    ☐       No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Deputy President and Executive Officer Group Chief Financial Officer

Date: February 20, 2018

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2017

On February 14, 2018, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2017 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended December 31, 2017 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2017		December 31, 2017		December 31, 2017
Assets:
Cash and due from banks		¥ 46,865,538		¥ 51,736,588	$ 457,846
Call loans and bills bought		1,872,144		1,723,354	15,251
Receivables under resale agreements		899,897		1,211,295	10,719
Receivables under securities borrowing transactions		8,760,390		8,608,776	76,184
Monetary claims bought		4,420,377		5,000,117	44,249
Trading assets		6,755,428		5,634,449	49,862
Money held in trust		3,439		2,019	18
Securities	*2	24,631,792	*2	25,824,067	228,532
Loans and bills discounted	*1	80,237,322	*1	81,898,006	724,761
Foreign exchanges		1,723,867		2,506,916	22,185
Lease receivables and investment assets		2,395,597		2,371,697	20,988
Other assets		7,355,845		8,388,281	74,233
Tangible fixed assets		3,101,642		3,555,169	31,462
Intangible fixed assets		946,506		915,449	8,101
Net defined benefit asset		314,922		334,674	2,962
Deferred tax assets		63,001		50,109	443
Customers’ liabilities for acceptances and guarantees		8,090,111		8,974,395	79,419
Reserve for possible loan losses		(646,215)		(588,296)	(5,206)

Total assets		¥ 197,791,611		¥ 208,147,072	$ 1,842,009

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2017	December 31, 2017	December 31, 2017
Liabilities and net assets:
Liabilities:
Deposits	¥117,830,210	¥123,191,265	$1,090,188
Negotiable certificates of deposit	11,880,937	12,355,670	109,342
Call money and bills sold	2,088,019	1,906,331	16,870
Payables under repurchase agreements	2,715,752	4,044,271	35,790
Payables under securities lending transactions	7,444,655	7,749,857	68,583
Commercial paper	2,311,542	2,355,287	20,843
Trading liabilities	4,704,931	4,300,486	38,057
Borrowed money	10,786,713	10,724,416	94,906
Foreign exchanges	683,252	845,706	7,484
Short-term bonds	1,125,600	1,163,600	10,297
Bonds	8,129,232	9,092,211	80,462
Due to trust account	1,180,976	1,275,052	11,284
Other liabilities	6,880,273	7,232,149	64,001
Reserve for employee bonuses	77,375	44,700	396
Reserve for executive bonuses	3,045	—	—
Net defined benefit liability	59,110	46,499	411
Reserve for executive retirement benefits	2,347	1,971	17
Reserve for point service program	21,744	22,543	199
Reserve for reimbursement of deposits	15,464	6,413	57
Reserve for losses on interest repayment	156,775	104,890	928
Reserves under the special laws	1,745	2,186	19
Deferred tax liabilities	335,908	549,384	4,862
Deferred tax liabilities for land revaluation	31,596	31,136	276
Acceptances and guarantees	8,090,111	8,974,395	79,419

Total liabilities	186,557,325	196,020,430	1,734,694

Net assets:
Capital stock	2,337,895	2,338,743	20,697
Capital surplus	757,346	758,207	6,710
Retained earnings	5,036,756	5,466,542	48,376
Treasury stock	(12,913)	(12,518)	(111)

Total stockholders’ equity	8,119,085	8,550,974	75,672

Net unrealized gains (losses) on other securities	1,542,308	1,946,748	17,228
Net deferred gains (losses) on hedges	(42,077)	(53,732)	(476)
Land revaluation excess	38,109	37,554	332
Foreign currency translation adjustments	65,078	57,774	511
Accumulated remeasurements of defined benefit plans	9,034	19,752	175

Total accumulated other comprehensive income	1,612,453	2,008,096	17,771

Stock acquisition rights	3,482	3,200	28
Non-controlling interests	1,499,264	1,564,370	13,844

Total net assets	11,234,286	12,126,642	107,315

Total liabilities and net assets	¥197,791,611	¥208,147,072	$1,842,009

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2016		2017		2017
Ordinary income		¥3,757,570		¥4,263,194	$37,727
Interest income		1,422,450		1,630,752	14,431
Interest on loans and discounts		1,039,171		1,118,367	9,897
Interest and dividends on securities		193,171		262,245	2,321
Trust fees		2,639		2,875	25
Fees and commissions		861,518		920,809	8,149
Trading income		170,373		189,951	1,681
Other operating income		1,171,155		1,342,725	11,883
Other income	*1	129,433	*1	176,077	1,558
Ordinary expenses		2,944,261		3,303,659	29,236
Interest expenses		402,875		579,960	5,132
Interest on deposits		134,586		211,728	1,874
Fees and commissions payments		128,569		142,416	1,260
Trading losses		—		2,270	20
Other operating expenses		922,935		1,120,407	9,915
General and administrative expenses		1,345,186		1,351,754	11,962
Other expenses	*2	144,694	*2	106,850	946

Ordinary profit		813,309		959,534	8,491

Extraordinary gains	*3	29,556	*3	628	6
Extraordinary losses	*4	5,653	*4	11,047	98

Income before income taxes		837,213		949,115	8,399

Income taxes		214,042		221,282	1,958

Profit		623,170		727,832	6,441

Profit attributable to non-controlling interests		78,491		79,707	705

Profit attributable to owners of parent		¥544,679		¥648,125	$5,736

QUARTERY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2016	2017	2017
Profit	¥623,170	¥727,832	$6,441
Other comprehensive income	(11,358)	418,577	3,704
Net unrealized gains (losses) on other securities	149,146	420,110	3,718
Net deferred gains (losses) on hedges	(62,847)	(11,933)	(106)
Land revaluation excess	(6)	(0)	(0)
Foreign currency translation adjustments	(71,632)	2,767	24
Remeasurements of defined benefit plans	29,320	10,984	97
Share of other comprehensive income of affiliates	(55,338)	(3,351)	(30)

Total comprehensive income	611,811	1,146,410	10,145

Comprehensive income attributable to owners of parent	528,507	1,044,324	9,242
Comprehensive income attributable to non-controlling interests	83,304	102,086	903

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of SMFG’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2017 which was ¥113.00 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

American Railcar Leasing LLC was newly included in the scope of consolidation due to the acquisition of stocks from the period for the nine months ended December 31, 2017.

(2)	Significant changes in the scope of equity method

Not applicable.

(Changes in accounting policies)

SMFG and certain domestic consolidated subsidiaries calculated tax expenses based on “Applied special accounting methods used for preparing quarterly consolidated financial statements” in order to prepare a Quarterly Securities Report promptly and effectively due to application of consolidated corporate-tax system from the three months ended June 30, 2017. This accounting method is not adopted retrospectively since the impact of this change is immaterial.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

SMFG and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2018 including the period for the nine months ended December 31, 2017.

Amounts of Income taxes include Income taxes-deferred.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans in “Loans and bills discounted” at March 31, 2017 and December 31, 2017 were as follows:

	Millions of yen
	March 31, 2017	December 31, 2017
Bankrupt loans	¥34,441	¥28,208
Non-accrual loans	558,855	539,688
Past due loans (3 months or more)	22,434	15,634
Restructured loans	252,790	230,363

Risk-monitored loans	¥868,521	¥813,895

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2017 and December 31, 2017 were as follows:

	Millions of yen
	March 31, 2017	December 31, 2017
Guaranteed amount to privately-placed bonds	¥1,974,118	¥1,966,337

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2016 and 2017 included the following:

Nine months ended December 31, 2016	Millions of yen	Nine months ended December 31, 2017	Millions of yen
Gains on sales of stocks and other securities	¥ 57,348	Gains on sales of stocks and other securities	¥95,284

*2	Other expenses

“Other expenses” for the nine months ended December 31, 2016 and 2017 included the following:

Nine months ended December 31, 2016	Millions of yen	Nine months ended December 31, 2017	Millions of yen
Write-off of loans	¥58,577	Write-off of loans	¥73,559
Provision for reserve for possible loan losses	14,274

*3	Extraordinary gains

“Extraordinary gains” for the nine months ended December 31, 2016 and 2017 included the following:

Nine months ended December 31, 2016	Millions of yen	Nine months ended December 31, 2017	Millions of yen
Gains on step acquisitions	¥ 29,325	Gains on disposal of fixed assets	¥614

*4	Extraordinary losses

“Extraordinary losses” for the nine months ended December 31, 2016 and 2017 included the following:

Nine months ended December 31, 2016	Millions of yen	Nine months ended December 31, 2017	Millions of yen
Losses on impairment of fixed assets	¥3,143	Losses on impairment of fixed assets	¥6,830
Losses on disposal of fixed assets	2,307	Losses on disposal of fixed assets	3,761

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the nine months ended December 31, 2017. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
Nine months ended December 31	2016	2017
Depreciation	¥206,366	¥212,132
Amortization of goodwill	21,695	18,982

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2016

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	¥105,753	¥75	March 31, 2016	June 29, 2016	Retained earnings
Meeting of the Board of Directors held on November 11, 2016	Common stock	105,752	75	September 30, 2016	December 2, 2016	Retained earnings

Dividends paid in the nine months ended December 31, 2017

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥105,752	¥75	March 31, 2017	June 30, 2017	Retained earnings
Meeting of the Board of Directors held on November 14, 2017	Common stock	112,844	80	September 30, 2017	December 1, 2017	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Changes of reportable segment and other

SMFG Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and SMFG’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

SMFG Group introduced group-wide business units from April 1, 2017 which determine strategies for each customer segment across the Group companies, to further enhance the capability to meet the customers’ diversified needs. Therefore, the reportable segment was changed from “Commercial banking,” “Leasing,” “Securities,” “Consumer Finance” and “Other business” to “Wholesale Business Unit,” “Retail Business Unit,” “International Business Unit,” “Global Markets Business Unit” and “Head office account” since the period for the nine months ended December 31, 2017.

The businesses in charge of each business unit are the followings.

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise
Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise
International Business Unit:	Business to deal with international (including Japanese) corporate customers
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

For transactions by several business units’ cooperation, profit and loss, and expense are calculated on the cooperated business unit, which is calculated in accordance with internal managerial accounting policy.

Information on profit and loss amount by reportable segment is provided based on changes above for the nine months ended December 31, 2016.

2. Information on profit and loss amount by reportable segment

	Millions of yen
Nine months ended December 31, 2016	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥548,246	¥960,716	¥411,607	¥298,013	¥(44,825)	¥2,173,757
Expenses	(252,083)	(774,362)	(174,453)	(37,651)	(106,637)	(1,345,186)
Others	29,514	6,858	33,268	5,850	(56,731)	18,760

Consolidated net business profit	¥325,677	¥193,213	¥270,422	¥266,212	¥(208,193)	¥847,330

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Nine months ended December 31, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥563,148	¥964,590	¥482,940	¥294,918	¥(63,534)	¥2,242,061
Expenses	(260,581)	(764,159)	(208,123)	(40,933)	(77,958)	(1,351,754)
Others	36,857	10,009	39,332	13,558	(59,646)	40,110

Consolidated net business profit	¥339,424	¥210,440	¥314,149	¥267,542	¥(201,138)	¥930,417

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

3.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2016	Millions of yen
Consolidated net business profit	¥847,330
Other ordinary income (excluding equity in gains of affiliates)	110,672
Other ordinary expenses	(144,694)

Ordinary profit on quarterly consolidated statements of income	¥813,309

Note:     Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2017	Millions of yen
Consolidated net business profit	¥930,417
Other ordinary income (excluding equity in gains of affiliates)	135,967
Other ordinary expenses	(106,850)

Ordinary profit on quarterly consolidated statements of income	¥959,534

Note:     Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There is no significant financial instrument to be disclosed.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.    Bonds classified as held-to-maturity

March 31, 2017	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥1,160,754	¥1,167,616	¥6,861
Japanese local government bonds	7,463	7,474	11
Japanese corporate bonds	5,205	5,227	22
Other	—	—	—

Total	¥1,173,423	¥1,180,318	¥6,895

Note: The fair values are, in principle, based on their market prices and others at the end of the fiscal year.
December 31, 2017	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥370,524	¥373,167	¥2,642
Japanese local government bonds	6,609	6,612	3
Japanese corporate bonds	5,207	5,220	13
Other	—	—	—

Total	¥382,341	¥385,000	¥2,659

Note: The fair values are, in principle, based on their market prices and others at the end of the period.

2.    Other securities

	Millions of yen
March 31, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,688,990	¥3,610,862	¥1,921,872
Bonds	10,121,020	10,181,396	60,375
Japanese government bonds	7,269,475	7,293,933	24,457
Japanese local government bonds	83,252	82,779	(472)
Japanese corporate bonds	2,768,293	2,804,683	36,390
Other	9,174,618	9,381,078	206,460

Total	¥20,984,630	¥23,173,338	¥2,188,708

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.

	2.	There is no amount recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2017	Millions of yen
Stocks	¥146,906
Other	296,578

Total	¥443,485

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
December 31, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,623,638	¥4,085,266	¥2,461,627
Bonds	11,474,946	11,518,868	43,922
Japanese government bonds	8,573,659	8,584,658	10,998
Japanese local government bonds	97,412	97,035	(376)
Japanese corporate bonds	2,803,874	2,837,174	33,300
Other	9,307,530	9,594,444	286,913

Total	¥22,406,115	¥25,198,579	¥2,792,463

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.

	2.	There is no amount recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

December 31, 2017	Millions of yen
Stocks	¥145,843
Other	287,881

Total	¥433,725

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2017 and for the nine months ended December 31, 2017 were ¥8,592 million and ¥1,791 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2017

There are no corresponding transactions.

Nine months ended December 31, 2017

There are no corresponding transactions.

2.    Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥3,439	¥3,439	—

Note:     Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
December 31, 2017	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥2,019	¥2,019	—

Note:     Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2017	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥74,678,519	¥2,401	¥2,401
Interest rate options	34,699,126	6,263	6,263
Over-the-counter
Forward rate agreements	22,734,937	(65)	(65)
Interest rate swaps	394,190,398	118,372	118,372
Interest rate swaptions	9,486,723	(5,455)	(5,455)
Caps	43,539,648	(25,150)	(25,150)
Floors	1,590,725	980	980
Other	8,356,524	15,083	15,083

Total	/	¥112,429	¥112,429

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2017	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥54,862,510	¥863	¥863
Interest rate options	57,209,228	1,959	1,959
Over-the-counter
Forward rate agreements	28,831,632	78	78
Interest rate swaps	414,958,453	110,275	110,275
Interest rate swaptions	10,867,609	936	936
Caps	47,446,452	(17,802)	(17,802)
Floors	1,688,682	250	250
Other	8,417,931	10,612	10,612

Total	/	¥107,174	¥107,174

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥2,261	¥(18)	¥(18)
Over-the-counter
Currency swaps	36,267,949	246,213	32,616
Currency swaptions	1,463,309	265	265
Forward foreign exchange	74,917,450	(77,907)	(77,907)
Currency options	4,767,306	(8,066)	(8,066)

Total	/	¥160,485	¥(53,110)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
December 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥221	¥(26)	¥(26)
Over-the-counter
Currency swaps	39,770,428	132,979	80,384
Currency swaptions	1,216,500	262	262
Forward foreign exchange	79,354,897	(72,655)	(72,655)
Currency options	5,677,825	(4,118)	(4,118)

Total	/	¥56,441	¥3,846

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2017
Listed
Equity price index futures	¥1,072,235	¥10,541	¥10,541
Equity price index options	1,012,227	(19,782)	(19,782)
Over-the-counter
Equity options	530,640	750	750
Equity index forward contracts	15,677	156	156
Equity index swaps	306,578	6,789	6,789

Total	/	¥(1,544)	¥(1,544)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
December 31, 2017
Listed
Equity price index futures	¥1,145,767	¥(3,531)	¥(3,531)
Equity price index options	1,588,782	(25,325)	(25,325)
Over-the-counter
Equity options	622,594	3,299	3,299
Equity index forward contracts	6,699	842	842
Equity index swaps	255,585	3,220	3,220

Total	/	¥(21,495)	¥(21,495)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2017	Contract amount	Fair value	Valuation gains (losses)

Listed
Bond futures	¥3,867,594	¥1,298	¥1,298
Bond futures options	312,695	(99)	(99)
Over-the-counter
Bond forward contract	2,051	25	25
Bond options	533,342	433	433

Total	/	¥1,657	¥1,657

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2017	Contract amount	Fair value	Valuation gains (losses)

Listed
Bond futures	¥4,733,178	¥1,991	¥1,991
Bond futures options	438,515	(271)	(271)
Over-the-counter
Bond options	230,219	380	380

Total	/	¥2,100	¥2,100

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥28,567	¥(24)	¥(24)
Over-the-counter
Commodity swaps	116,525	1,599	1,599
Commodity options	27,879	(655)	(655)

Total	/	¥920	¥920

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
December 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥60,360	¥(34)	¥(34)
Over-the-counter
Commodity swaps	67,388	1,375	1,375
Commodity options	22,810	(525)	(525)

Total	/	¥815	¥815

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,288,348	¥(1,509)	¥(1,509)

Total	/	¥(1,509)	¥(1,509)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2017	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,150,681	¥(405)	¥(405)

Total	/	¥(405)	¥(405)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

	Millions of yen, except per share data and number of shares
Nine months ended December 31	2016	2017
(i) Earnings per share	¥ 398.38	¥ 459.53
[The calculation method]
Profit attributable to owners of parent	544,679	648,125
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	544,679	648,125
Average number of common stock during the period (in thousands)	1,367,218	1,410,405
(ii) Earnings per share (diluted)	¥ 398.07	¥ 459.18
[The calculation method]
Adjustment for profit attributable to owners of parent	(5)	(3)
Adjustment of dilutive shares issued by consolidated subsidiaries	(5)	(3)
Increase in the number of common stock (in thousands)	1,053	1,063
Stock acquisition rights (in thousands)	1,053	1,063

(Significant Subsequent Events)

There is no significant subsequent event to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 14, 2017 resolved interim dividends for the fiscal year ending March 31, 2018 as shown below:

Total amount of interim dividends	¥112,844 million
Interim dividends per share	¥80
Effective date and payment start date	December 1, 2017